Exhibit 2

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Change to Guidance Disclosure Practice

Oi S.A. (the “Company”), in compliance with the provisions of CVM Instruction No. 358/02, considering the recent volatility in the macroeconomic environment, especially with respect to the indices used as premises to support the disclosure of projections about future performance (guidance) – exchange rate, interest rates and GDP growth –, discloses to its shareholders and the market in general that the Company has decided to discontinue the disclosure of such projections, to enhance the Company’s ability to respond to market changes quickly and efficiently and balance its investments in relation to the objective of reinforcing the Company’s financial flexibility.

Rio de Janeiro, August 13, 2013.

Bayard de Paoli Gontijo

Investor Relations Officer

Oi S.A.